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Filed by Texas Regional Bancshares, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Companies: San Juan Bancshares, Inc.
(Form S-4 Commission File No. 333-100402)
and Corpus Christi Bancshares, Inc.
(No Commission File Number)

On October 15, 2002, Texas Regional Bancshares, Inc. issued a press release announcing third quarter 2002 earnings. The text of the press release follows:

FOR IMMEDIATE RELEASE
October 15, 2002

Texas Regional Bancshares, Inc. Reports third Quarter Earnings

        MCALLEN, TEXAS—Texas Regional Bancshares, Inc. ("Texas Regional") (NASDAQ: TRBS), bank holding company for Texas State Bank, today reported net income for third quarter 2002 of $14.3 million, or $0.54 per diluted common share compared to $10.1 million, or $0.41 per diluted common share for third quarter 2001. All per share amounts for prior periods have been adjusted for the three-for-two stock split effected as a 50 percent stock dividend distributed to shareholders of Texas Regional during second quarter 2002. Return on assets and return on shareholders' equity averaged 1.58 percent and 16.26 percent, respectively, for third quarter 2002, compared to 1.60 percent and 15.76 percent, respectively, for third quarter 2001. Beginning in 2002, new accounting standards eliminated the amortization of goodwill. The impact of goodwill amortization, net of tax, on third quarter 2001 decreased net income by $550,000 or $0.03 per diluted common share. No transitional impairment losses were recognized or expected.

        For the nine months ended September 30, 2002, net income totaled $39.9 million, or $1.53 per diluted share compared to $29.1 million, or $1.20 per diluted common share for the same period in 2001. Return on assets and return on shareholders' equity averaged 1.61 percent and 16.47 percent, respectively, compared to 1.58 percent and 15.96 percent, respectively, for the same period last year. The impact of goodwill amortization, net of tax, on net income was $1.6 million or $0.06 per diluted common share for the nine months ended September 30, 2001.

        "Record net income of $14.3 million during third quarter 2002 represented a 41.3 percent increase over the same period last year," said Glen E. Roney, Chairman of the Board. "Earnings per share growth exceeded 25 percent for third quarter 2002 and for the nine months ended September 30, 2002. These measures reflect superior results compared to regional banks around the nation."

Financial Highlights

        Net interest income, on a taxable equivalent basis, totaled $33.7 million for the third quarter 2002, reflecting an $8.1 million or 31.6 percent increase from the comparable prior year period. This increase in net interest income resulted largely from an increase of 43.9 percent in average interest-earning assets to $3.3 billion for the three months ended September 30, 2002 compared to $2.3 billion for the same period in 2001. The net yield on average interest-earning assets decreased by thirty-eight basis points to 4.06 percent for the three months ended September 30, 2002 compared to 4.44 percent for the comparable period in 2001.

        Net interest income, on a taxable equivalent basis, totaled $96.9 million for the nine months ended September 30, 2002, reflecting a $21.7 million or 28.8 percent increase from the comparable prior year period. This increase in net interest income resulted largely from an increase of 34.9 percent in average interest-earning assets to $3.1 billion for the nine months ended September 30, 2002 compared to

$2.3 billion for the same period in 2001. The net yield on average interest-earning assets decreased by twenty basis points to 4.25 percent for the nine months ended September 30, 2002 compared to 4.45 percent for the comparable period in 2001.

        Provision for loan losses increased $167,000 to $3.0 million and net charge-offs rose $133,000 to $2.6 million for third quarter 2002 compared to third quarter 2001. For the nine months ended September 30, 2002, provision for loan losses increased 51.6 percent to $8.7 million and net charge-offs rose 47.8 percent to $7.2 million compared to the comparable prior year period. Provision for loan losses totaled 0.56 percent of average loans for the nine months ended September 30, 2002 compared to 0.47 percent for the same period in 2001.

        Noninterest income of $11.3 million for third quarter 2002 increased by $3.3 million or 41.4 percent compared to $8.0 million for the same 2001 period. Net realized gains on sales of securities available for sale of $1.9 million for third quarter 2002 increased $1.2 million compared to $656,000 for third quarter 2001. Texas Regional continued to sell securities with unrealized gains that are likely to be called in the near future. Data processing fees totaled $1.7 million for third quarter 2002, increasing by $853,000 or 103.6 percent compared to the same period in 2001. Certain data processing contracts were acquired from a third party processor during first quarter 2002, which increased the number of data processing clients to 23 as of September 2002 compared to 8 as of September 30, 2001. Total service charges increased 17.0 percent to $6.5 million for third quarter 2002 compared to $5.5 million for third quarter 2001 mainly due to an increase in item charges resulting from deposit growth. Loan servicing fees dropped $360,000 from second quarter 2002 to $84,000 for third quarter 2002 as amortization of mortgage servicing rights increased $293,000 reflecting higher loan prepayment rates.

        For the nine months ended September 30, 2002, noninterest income totaled $30.2 million compared to $21.0 million for the same period in 2001, increasing by $9.1 million or 43.5 percent. Total service charges increased 27.0 percent to $18.6 million for the nine months ended September 30, 2002 compared to $14.7 million for same period in 2001 mainly due to an increase in item charges resulting from deposit growth, primarily resulting from the acquisition of Riverway Bank during first quarter 2002, and the introduction of two new products in June 2001. During the nine months ended September 30, 2002, data processing fees totaled $4.8 million, increasing by $2.4 million or 102.3 percent compared to the same period in 2001 due to the acquisition of data processing contracts referred to above. Net realized gains on sales of securities available for sale of $3.0 million increased $2.1 million during the nine months ended September 30, 2002 compared to the same prior year period. During the nine months ended September 30, 2002, trust service fees of $2.0 million increased by 9.3 percent, or $174,000 compared to the same prior year period. The increase in trust service fees is reflective of the increase in the average fair market value of assets managed by 16.8 percent during the nine months ended September 30, 2002 compared to the same period in 2001. The fair value of assets managed by the trust department was $470.8 million at September 30, 2002.

        Noninterest expense increased to $19.5 million for third quarter 2002 compared to $15.0 million for the third quarter in 2001, representing an increase of $4.5 million or 29.9 percent. During the nine months ended September 30, 2002, noninterest expense totaled $56.2 million, representing an increase of $11.7 million or 26.4 percent compared to the same period in 2001. Salaries and employee benefits, the largest category of noninterest expense, increased by $2.1 million or 28.8 percent and $6.4 million or 29.6 percent for the three and nine months ended September 30, 2002, respectively, compared to the same prior year periods. The increase in salaries and employee benefits resulted from increases in base salaries and higher levels of staff. The number of full-time equivalent employees of 1,099 at September 30, 2002 increased 16.4 percent from 944 at September 30, 2001. Amortization of goodwill decreased $574,000 and $1.7 million for the three and nine months ended September 30, 2002, respectively, compared to the same periods in 2001 due to adoption of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Other noninterest expense of $5.1 million for third quarter 2002 increased $1.7 million or 47.7 percent compared to $3.5 million for the same 2001 period. For the nine months ended September 30, 2002, other noninterest expense increased by $4.0 million or 36.3 percent to $15.0 million compared to $11.0 million for the nine months ended September 30, 2001.

This increase was primarily attributable to expenses incurred at the Houston-Riverway location acquired during first quarter 2002. The efficiency ratio was 44.84 percent for third quarter 2002, compared to 45.06 percent for third quarter 2001.

        Assets totaled $3.6 billion at September 30, 2002, up from $2.6 billion at September 30, 2001, reflecting a 41.1 percent increase. Loans of $2.2 billion at September 30, 2002 increased $540.3 million or 32.8 percent compared to $1.6 billion at September 30, 2001. Deposits totaled $3.0 billion at September 30, 2002, up from $2.2 billion a year ago, reflecting a 35.2 percent increase. Excluding volumes acquired from business combinations, loans increased 11.7 percent and deposits increased 12.3 percent since September 30, 2001 solely from internal efforts. Shareholders' equity at September 30, 2002 totaled $360.1 million. The total risk-based, tier 1 risk-based and leverage capital ratios of 13.74 percent, 12.64 percent and 8.82 percent at period end, respectively, substantially exceeded regulatory requirements for a well-capitalized banking company.

Asset Quality

        At September 30, 2002, total loans of $2.2 billion included $17.2 million, or 0.78 percent, classified as nonperforming. The allowance for loan losses of $26.8 million represented 1.23 percent of loans and 156.39 percent of nonperforming loans at September 30, 2002. Net charge-offs for the nine months ended September 30, 2002 averaged 0.47 percent of average loans. Total nonperforming assets at September 30, 2002 of $27.4 million represented 1.25 percent of total loans compared to 1.24 percent of total loans at September 30, 2001. Accruing loans 90 days or more past due decreased by $5.8 million to $3.5 million at September 30, 2002 compared to $9.3 million at September 30, 2001.

Other Information

        As previously announced, Texas Regional completed a definitive agreement to acquire San Juan Bancshares, Inc. ("San Juan Bancshares"). Texas Regional expects the transaction to close during the fourth quarter of 2002. San Juan Bancshares is the privately held bank holding company for Texas Country Bank, located at 235 West 5th Street, San Juan, Texas with one additional banking location in Progreso, Texas. As of September 30, 2002, San Juan Bancshares had total assets of $49.6 million, loans of $24.0 million, deposits of $44.2 million and shareholders' equity of $4.6 million. The definitive agreement calls for the exchange of 150,012 shares of Texas Regional, subject to adjustment under specified conditions, for all of the outstanding shares of San Juan Bancshares. The transaction is subject to approval by the appropriate regulatory authorities and other customary closing conditions, including approval of the San Juan Bancshares shareholders.

        On October 10, 2002, Texas Regional announced the completion of a definitive agreement for Texas Regional to acquire through merger Corpus Christi Bancshares, Inc. ("Corpus Christi Bancshares"). Corpus Christi Bancshares is the privately held bank holding company for The First State Bank of Bishop ("First State Bank"), located at 203 East Main Street, Bishop, Texas with one additional banking location in Corpus Christi, Texas. As of June 30, 2002, Corpus Christi Bancshares had total assets of $35.4 million, loans of $21.2 million, deposits of $30.9 million and shareholders' equity of $2.7 million. The definitive agreement calls for the exchange of 37,146 shares of Texas Regional common stock, subject to adjustment under certain circumstances, for all of the outstanding shares of Corpus Christi Bancshares not presently owned by Texas. The proposed merger is subject to customary closing conditions, including receipt of all requisite regulatory approvals and approval of the Corpus Christi Bancshares shareholders.

        Texas Regional will pay a quarterly cash dividend of $0.11 per share on October 15, 2002 to shareholders of record on October 1, 2002. This is the equivalent of an annual dividend of $0.44 per share.

        Texas Regional is a McAllen-based bank holding company whose stock trades on The Nasdaq Stock Market® under the symbol TRBS. Texas State Bank, its wholly owned subsidiary, conducts a commercial banking business through 27 full-service banking offices, including 26 in the Rio Grande Valley of Texas and 1 in metropolitan Houston.

Additional Information and Where to Find It

        Texas Regional has filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 in connection with the transaction between Texas Regional and San Juan Bancshares. Texas Regional and San Juan Bancshares intend to mail a proxy statement/prospectus to the San Juan Bancshares stockholders in connection with the San Juan Bancshares transaction. Investors and security holders of Texas Regional and San Juan Bancshares are urged to read the proxy statement/prospectus when it becomes available because it contains important information about Texas Regional, San Juan Bancshares and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) at the SEC's web site at http://www.sec.gov. A free copy of the proxy statement/prospectus (when it is available) may also be obtained from Texas Regional or San Juan Bancshares. Texas Regional and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of San Juan Bancshares in favor of the transaction. Information regarding the interests of Texas Regional's officers and directors, and the interests of San Juan Bancshares' officers and directors, in the transaction will be included in the proxy statement/prospectus.

        Texas Regional also intends to file with the SEC a registration statement on Form S-4 in connection with the transaction between Texas Regional and Corpus Christi Bancshares. Texas Regional and Corpus Christi Bancshares intend to mail a proxy statement/prospectus to the Corpus Christi Bancshares stockholders in connection with the Corpus Christi Bancshares transaction. Investors and security holders of Texas Regional and Corpus Christi Bancshares are urged to read the proxy statement/prospectus when it becomes available because it contains important information about Texas Regional, Corpus Christi Bancshares and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) at the SEC's web site at http://www.sec.gov. A free copy of the proxy statement/prospectus (when it is available) may also be obtained from Texas Regional or Corpus Christi Bancshares. Texas Regional and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Corpus Christi Bancshares in favor of the transaction. Information regarding the interests of Texas Regional's officers and directors, and the interests of Corpus Christi Bancshares' officers and directors, in the transaction will be included in the proxy statement/prospectus.

        In addition to the registration statements on Form S-4 filed or to be filed by Texas Regional in connection with the San Juan Bancshares and Corpus Christi Bancshares transactions, and the related proxy statements/prospectuses to be mailed to the stockholders of San Juan Bancshares and Corpus Christi Bancshares, Texas Regional files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C 20549, or any of the SEC's other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Texas Regional with the SEC are also available for free at the SEC's web site at http://www.sec.gov. You can also obtain a free copy of these reports, statements and other information from Texas Regional.

        Additional financial, statistical and business-related information, as well as business trends, is included in a Financial Supplement. This release, the Financial Supplement and other information are available on Texas Regional's web site at http://www.trbsinc.com/financials.html. The Financial Supplement and other information available on Texas Regional's web site can also be obtained by calling R.T. Pigott, Jr., Chief Financial Officer, at (956) 631-5400.

        This document and information on Texas Regional's web site may contain forward-looking information (including information related to plans, projections or future performance of Texas Regional and its subsidiaries and planned market opportunities, employment opportunities and synergies from the mergers with San Juan Bancshares and Corpus Christi Bancshares), the occurrence of which involve certain risks, uncertainties, assumptions and other factors which could materially affect future results. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Texas Regional's results could differ materially from Texas Regional's expectations in these statements. Texas Regional assumes no obligation and does not intend to update these forward-looking statements. For further information please see Texas Regional's reports filed with the SEC pursuant to the Securities Exchange Act of 1934, which are available at the SEC's web site at http://www.sec.gov.

        CONTACT: Glen E. Roney, Chief Executive Officer, or R. T. Pigott, Jr., Chief Financial Officer, (956) 631-5400, both of Texas Regional.

Texas Regional Bancshares, Inc. and Subsidiaries
Financial Highlights (Unaudited)
(Dollars in Thousands, Except Per Share Data)

	At / For Three Months Ended
	Sep 30, 2002	June 30, 2002	Mar 31, 2002	Dec 31, 2001	Sep 30, 2001
Condensed Income Statements
Interest Income	$51,907	$51,846	$45,746	$42,611	$45,608
Interest Expense	18,774	18,846	16,496	17,056	20,386

Net Interest Income	33,133	33,000	29,250	25,555	25,222
Net Interest Income(1)	33,730	33,486	29,731	26,017	25,634
Provision for Loan Losses	2,950	3,023	2,682	2,958	2,783

Net Interest Income After Provision for Loan Losses	30,183	29,977	26,568	22,597	22,439

Noninterest Income
Service Charges on Deposit Accounts	5,261	4,982	4,470	4,947	4,753
Other Service Charges	1,229	1,203	1,484	856	796
Trust Service Fees	743	649	648	628	620
Net Realized Gains on Sales of Securities Available for Sale	1,885	618	458	590	656
Data Processing Service Fees	1,676	1,626	1,482	829	823
Loan Servicing Income, Net	84	444	133	—	—
Other Operating Income	435	25	639	335	355

Total Noninterest Income	11,313	9,547	9,314	8,185	8,003

Noninterest Expense
Salaries and Employee Benefits	9,412	9,793	8,670	6,420	7,310
Net Occupancy Expense	1,481	1,488	1,188	1,037	1,142
Equipment Expense	2,362	2,192	1,772	1,613	1,827
Other Real Estate Expense, Net	152	81	81	744	157
Amortization of Goodwill	—	—	—	573	574
Amortization of Identifiable Intangibles	961	896	669	533	533
Other Noninterest Expense	5,134	5,283	4,613	3,923	3,475

Total Noninterest Expense	19,502	19,733	16,993	14,843	15,018

Income Before Income Tax Expense	21,994	19,791	18,889	15,939	15,424
Income Tax Expense	7,732	6,535	6,478	5,653	5,328

Net Income	14,262	13,256	12,411	10,286	10,096
Adjusted Net Income(2)	14,262	13,256	12,411	10,836	10,646

Common Share Data(3)
Net Income — Basic	$0.54	$0.51	$0.49	$0.42	$0.42
Net Income — Diluted	0.54	0.50	0.49	0.42	0.41
Adjusted Net Income(2)—Basic	0.54	0.51	0.49	0.44	0.44
Adjusted Net Income(2)—Diluted	0.54	0.50	0.49	0.44	0.44
Book Value at Period End	13.68	12.82	11.95	10.89	10.78
Cash Dividends Declared(3)	0.110	0.110	0.107	0.100	0.100
Weighted Average Shares
Outstanding(3) (in Thousands)
Basic	26,283	26,224	25,120	24,353	24,193
Diluted	26,632	26,576	25,402	24,433	24,423
Shares Outstanding at Period End(3)	26,327	26,249	26,162	24,354	24,351

Capital Ratios
Total Risk-Based Capital Ratio	13.74%	13.53%	13.31%	13.54%	13.27%
Tier 1 Risk-Based Capital Ratio	12.64	12.42	12.19	12.39	12.14
Leverage Capital Ratio	8.82	8.73	9.84	9.05	8.86
Equity to Assets Ratio	9.99	9.59	9.26	10.24	10.28

Texas Regional Bancshares, Inc. and Subsidiaries
Financial Highlights (Unaudited)
(Dollars in Thousands, Except Per Share Data)

	At / For Three Months Ended
	Sep 30, 2002	June 30, 2002	Mar 31, 2002	Dec 31, 2001	Sep 30, 2001
Balances
Total Assets	$3,603,850	$3,509,749	$3,377,459	$2,590,812	$2,553,728
Loans	2,189,039	2,149,013	2,097,488	1,710,001	1,648,716
Securities	1,079,450	1,046,282	945,258	655,635	686,349
Interest-Earning Assets	3,321,594	3,233,951	3,115,433	2,366,227	2,345,972
Deposits	2,980,776	2,959,085	2,827,045	2,235,877	2,204,341
Public Funds	737,113	742,051	651,342	448,030	433,330
Shareholders' Equity	360,118	336,439	312,665	265,259	262,596

Average Balances
Total Assets	$3,572,500	$3,437,679	$2,934,922	$2,552,769	$2,498,506
Loans	2,166,902	2,124,720	1,874,165	1,662,876	1,627,181
Securities	1,082,642	989,561	784,643	655,611	645,043
Interest-Earning Assets	3,297,315	3,163,031	2,684,784	2,340,890	2,291,246
Deposits	2,958,282	2,882,720	2,501,853	2,211,749	2,172,230
Public Funds	724,753	676,378	534,944	430,173	394,469
Shareholders' Equity	348,028	323,674	299,109	268,334	254,094

Selected Financial Data
Net Income
Return on Average Assets	1.58%	1.55%	1.71%	1.60%	1.60%
Return on Average Equity	16.26	16.43	16.83	15.21	15.76
Efficiency Ratio(1)	44.84	46.33	43.83	41.95	45.06
Adjusted Net Income(2)
Return on Average Assets	1.58	1.55	1.71	1.68	1.69
Return on Average Equity	16.26	16.43	16.83	16.02	16.62
Efficiency Ratio	44.84	46.33	43.83	40.24	43.32
Net Interest Income to
Average Earning Assets(1)	4.06	4.25	4.49	4.41	4.44
Allowance for Loan Losses	$26,827	$26,494	$26,024	$21,050	$20,287
Net Charge-Offs	2,617	2,552	2,041	2,195	2,484
Full-Time Equivalent Employees	1,099	1,106	1,077	950	944

Nonperforming Assets, Past Due Loans
Nonaccrual Loans	$17,154	$13,211	$14,484	$14,034	$11,161
Foreclosed and Other Assets	10,246	9,266	9,120	7,796	9,316
Total Nonperforming Assets	27,400	22,477	23,604	21,830	20,477
Accruing Loans 90 Days or More Past Due	3,524	4,038	3,790	12,164	9,332

(1)
For analytical purposes, income from tax-exempt assets, primarily securities issued by state and local governments or authorities, is adjusted by an increment that equates tax-exempt income to interest from taxable assets (assuming 35% federal income tax rate). Income on a tax equivalent basis is not considered GAAP.

(2)
Net income adjusted for the exclusion of goodwill amortization, net of taxes.

(3)
Restated to retroactively give effect for the three-for-two stock split declared and distributed by Texas Regional during second quarter 2002, effected as a 50% stock dividend.

Texas Regional Bancshares, Inc. and Subsidiaries
Financial Highlights (Unaudited)
(Dollars in Thousands, Except Per Share Data)

	At / For Nine Months Ended
	September 30, 2002	September 30, 2001
Condensed Income Statements
Interest Income	$149,499	$140,691
Interest Expense	54,116	66,720

Net Interest Income	95,383	73,971
Net Interest Income(1)	96,947	75,268
Provision for Loan Losses	8,655	5,709

Net Interest Income After Provision for Loan Losses	86,728	68,262

Noninterest Income
Service Charges on Deposit Accounts	14,713	12,018
Other Service Charges	3,916	2,651
Trust Service Fees	2,040	1,866
Net Realized Gains on Sales of Securities Available for Sale	2,961	906
Data Processing Service Fees	4,784	2,365
Loan Servicing Fees, Net	661	—
Other Operating Income	1,099	1,222

Total Noninterest Income	30,174	21,028

Noninterest Expense
Salaries and Employee Benefits	27,875	21,513
Net Occupancy Expense	4,157	3,321
Equipment Expense	6,326	4,952
Other Real Estate Expense, Net	314	369
Amortization of Goodwill	—	1,721
Amortization of Identifiable Intangibles	2,526	1,601
Other Noninterest Expense	15,030	11,024

Total Noninterest Expense	56,228	44,501

Income Before Income Taxes	60,674	44,789
Income Tax Expense	20,745	15,653

Net Income	39,929	29,136
Adjusted Net Income(2)	39,929	30,786

Common Share Data(3)
Net Income — Basic	$1.54	$1.21
Net Income — Diluted	1.53	1.20
Adjusted Net Income(2)—Basic	1.54	1.27
Adjusted Net Income(2)—Diluted	1.53	1.26
Book Value at Month End	13.68	10.78
Cash Dividends Declared	0.327	0.300
Weighted Average Shares Outstanding(3) (in Thousands)
Basic	25,880	24,158
Diluted	26,180	24,369
Shares Outstanding at Period End(3)	26,327	24,350

Capital Ratios
Total Risk-Based Capital Ratio	13.74%	13.27%
Tier 1 Risk-Based Capital Ratio	12.64	12.14
Leverage Capital Ratio	8.82	8.86
Equity to Assets Ratio	9.99	10.28

Texas Regional Bancshares, Inc. and Subsidiaries
Financial Highlights (Unaudited)
(Dollars in Thousands, Except Per Share Data)

	At / For Nine Months Ended
	September 30, 2002	September 30, 2001
Balances
Total Assets	$3,603,850	$2,553,728
Loans	2,189,039	1,648,716
Securities	1,079,450	686,349
Interest-Earning Assets	3,321,594	2,345,972
Deposits	2,980,776	2,204,341
Public Funds	737,113	433,330
Shareholders' Equity	360,118	262,596

Average Balances
Total Assets	$3,317,509	$2,467,710
Loans	2,056,335	1,616,114
Securities	953,374	629,735
Interest-Earning Assets	3,050,496	2,261,496
Deposits	2,782,605	2,150,724
Public Funds	646,054	411,402
Shareholders' Equity	324,087	244,131

Selected Financial Data
Net Income
Return on Average Assets	1.61%	1.58%
Return on Average Equity	16.47	15.96
Efficiency Ratio(1)	45.03	46.26
Cash Earnings(2)
Return on Average Assets	1.61	1.67
Return on Average Equity	16.47	16.86
Efficiency Ratio	45.03	44.46
Net Interest Income to
Average Earning Assets(1)	4.25	4.45
Allowance for Loan Losses	$26,827	$20,287
Net Charge-Offs	7,211	4,880
Full-Time Equivalent Employees	1,099	944

Nonperforming Assets, Past Due Loans
Nonaccrual Loans	$17,154	$11,161
Foreclosed and Other Assets	10,246	9,316

Total Nonperforming Assets	27,400	20,477
Accruing Loans 90 Days or More Past Due	3,524	9,332

(1)
For analytical purposes, income from tax-exempt assets, primarily securities issued by state and local governments or authorities, is adjusted by an increment that equates tax-exempt income to interest from taxable assets (assuming 35% federal income tax rate). Income on a tax equivalent basis is not considered GAAP.

(2)
Net income adjusted for the exclusion of goodwill amortization, net of taxes.

(3)
Restated to retroactively give effect for the three-for-two stock split declared and distributed by Texas Regional during second quarter 2002, effected as a 50% stock dividend.

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Texas Regional Bancshares, Inc. Reports third Quarter Earnings
Financial Highlights
Asset Quality
Other Information
Additional Information and Where to Find It
Texas Regional Bancshares, Inc. and Subsidiaries Financial Highlights (Unaudited) (Dollars in Thousands, Except Per Share Data)